MILESTONE INTERNATIONAL, CORP.

9 Tankovaya Street, Ste. 2

Kaliningrad, Russia, 236038

Telephone +40312210477

E-mail: milestoneinternationalcorp@gmail.com

January 15, 2014

Ms. Katherine Wray

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Milestone International, Corp.

       Amendment No.2 to Registration Statement on Form S-1

       Filed on December 18, 2013

       File No. 333-190726

Dear Ms. Wray:

Further to your letter dated January 9, 2014, concerning the deficiencies in Amendment No. 2 to Registration Statement on Form S-1 filed on December 18, 2013, we provide the following responses:

General

Response to comment #1:  We note your argument to our prior response to comments 1 and 17 relating to whether we are a shell company. However, we still do not believe that we are a “shell company”. In addition to description of various operations and activities undertaken by the registrant and described previously, since the filing of our prior registration statement we have:  1) Started to generate revenues from our operations—we have received a payment of $1,000 from our client DomReklamy on August 30, 2013 pursuant to the signed agreement and a payment of $1,500 on November 22, 2013. (This revenue is reflected in November 2013 financial reports); 2) Completed some work pursuant to the signed agreement with DomReklamy. Currently, further work is being done to fully commence the work pursuant to the signed Interior Design  Agreement.

To summarize, we do not believe we are “shell company” because we have:  1) specific operations and business activities; 2) generated revenue.

Response to comment #2: In response to this comment we revised our disclosure in our Results of Operations discussion on page 24 as requested:

“From Inception on April 18, 2013 to November 30, 2013

During the period we incorporated the company, prepared a business plan, signed a service agreement with DomReklamy, Ltd., a Russia based company, commenced some work pursuant to the signed agreement and realized first revenues of $1,000 on August 30, 2013 and $1,500 on November 22, 2013. Our loss since inception is $3,220. We have not fully started our proposed business operations and will not do so until we have completed this offering. We expect to fully begin operations within 12 months after we complete this offering.

Since inception, we have sold 4,000,000 shares of common stock to our sole officer and director for $4,000.”

Response to comment #3: In response to this comment we provided more specific information on interior design market conditions in Kaliningrad:

Presently in the local Kaliningrad market there are some well-structured long standing interior design companies in the marketplace. According to the map of Russia based businesses ((http://mxkr.ru/en/interior-design/kalin), Kaliningrad has at least 32 interior design companies.

Direct competitors include those interior design companies offering service in both commercial and residential design and are located throughout the Kaliningrad Province of Russia, including but not limited to Artis, 7 Tockek OOO, Art Room, Park Dekor OOO.

Indirect competitors are those interior design companies in the Kaliningrad Province of Russia and the rest of the Russian Federation that focus on a different target market.

Prospectus Cover Page, page 2

Response to comment #4: We have not engaged in, and have no plans to propose to engage in, any activities to identify a prospective merger or other business combination candidate.

Risk Factors

 “Our Common Shares are not registered under the Exchange Act”, page 13

Response to comment #5: In response to this comment we revised our disclosure as requested:

Our common shares are not registered under the Securities Exchange Act of 1934, as amended, and we do not intend to register our common shares under the Exchange Act for the foreseeable future, provided that, we will register our common shares under the Exchange Act if we have, after the last day of our fiscal year, more than (1) 2,000 shareholders or (2) 500 or more shareholders who are not accredited investors, in accordance with Section 12(g) of the Exchange Act.

Business, page 26

General

Response to comment #6: In response to this comment we deleted references to manufacturing.

Response to comment #7: In response to the comment the company revised the prospectus on page 28 as requested. Updated data was marked with *** in the prospectus and underlined throughout the document filed as EDGAR correspondence:

“In 2012, Kaliningrad Region saw a strong economic growth, a steady growth of industrial production, a moderate rise in real incomes as well as a fall of the unemployment rate. The gross domestic product of Kaliningrad Region increased by 8.6 % compared to 2011, well above the Russian average of 3.4%. The value registered is about 247 billion roubles (approximately EUR 5,7 billion). In recent years the structure of Kaliningrad economy has not undergone any substantial changes, with manufacturing, wholesale and retail being the most important sectors. (***)”

Agreement, page 29

Response to comment #8:  In response to this comment we revised our disclosure as requested:

“On July 18, 2013 Service Agreement was signed with DomReklamy Ltd., a Russia based company. The agreement does not oblige DomReklamy Ltd. to purchase any services from us, not for us to provide any services.  However, On August 30, 2013 we realized our first revenue of $1,000 and on November 22, 2013 revenue of $1,500 was realized pursuant to the agreement signed with DomReklamy, Ltd. To date, the following work was commenced pursuant to the agreement:

-  DomReklamy’s project requirements along with necessary documents and preferences were determined;

- A preliminary study of the design concepts was conducted;

- Illustrations and other materials to show the suggested interior design options were prepared;

Currently, further work is being done to fully commence the work pursuant to the signed Interior Design  Agreement.”

Please direct any further comments or questions you may have to the company at milestoneinternationalcorp@gmail.com or W. Scott Lawler 4960 S. Gilbert Ave., Ste. 1-11 Chandler, AZ 85249 tel: (602) 466-3666

Thank you.

Sincerely,

/S/ Yahor Bryshtsel

Yahor Bryshtsel, Director